Exhibit 99.1

Helport AI Reports First Half Fiscal Year 2026 Financial Results

First Half Fiscal Year 2026 Revenue up 7.7% to $17.7 Million Period over Period

Accelerating Enterprise AI Adoption Fuels Market Expansion, Unlocking New Opportunities in AI-Powered Customer Engagement

SAN DIEGO, CA and SINGAPORE – June 26, 2026 – Helport AI Limited (NASDAQ: HPAI) (“Helport AI” or the “Company”), a global artificial intelligence (“AI”) workforce infrastructure company providing intelligent communication software and services to enterprise clients, today announced its unaudited financial results for the six months ended December 31, 2025.

First Half Fiscal Year 2026 Highlights

●	Average monthly subscribed users of AI Assist services were 37,908 for the six months ended December 31, 2025, representing an increase of 16.8% from 32,468 in the same period of 2024.

●	Revenue for the six months ended December 31, 2025, was $17.7 million, representing an increase of 7.7% from $16.4 million in the six months ended December 31, 2024, driven by increased enterprise adoption of AI-driven solutions.

●	Gross profit remained stable at $9.1 million for the six months ended December 31, 2025, compared to $9.0 million for the six months ended December 31, 2024.

●	Net loss was $1.7 million for the six months ended December 31, 2025, compared to net income of $1.1 million in the six months ended December 31, 2024, primarily as a result of increased investments in research and development (“R&D”) and higher credit losses on accounts receivable.

●	Net cash provided by operating activities was $5.0 million and $3.9 million for the six months ended December 31, 2025 and 2024, respectively, supporting business expansion and strategic initiatives.

●	As of December 31, 2025, there were 37,430,968 ordinary shares and 18,844,987 warrants of the Company issued and outstanding.

Subsequent Developments

●	In January 2026, the Company officially launched HyprX, a “digital twin” software engine designed to replicate human expertise, communication styles, and decision-making logic for enterprise sales, training, customer engagement, and professional advisory applications. During the Company’s March 2026 “Rise of AI Labor” event in the Philippines, Helport AI demonstrated TwinX, which enables a single human expert to supervise multiple AI agents simultaneously.

●	Conducted the Company’s annual global strategy conference in Thailand in February 2026, where management reaffirmed its long-term strategy of delivering enterprise-grade artificial intelligence solutions focused on measurable business outcomes. The Company highlighted continued progress across its AI+BPO, TwinX, and HyprX product lines, as well as expansion into industry verticals including insurance, consumer finance, public services, recruitment, and intelligent consumer products.

●	Expanded the Company’s global multilingual delivery infrastructure with operational hubs now established in the Philippines, Mexico, Thailand, and Indonesia. The Company believes this network strengthens its ability to provide localized, AI-enabled customer engagement and operational support services across English-, Spanish-, Thai-, and Bahasa-language markets.

●	Hosted the “Rise of AI Labor” enterprise partner event in the Philippines in March 2026, showcasing the Company’s AI+BPO, TwinX, and HyprX solutions to enterprise customers, business process outsourcing (“BPO”) partners, and technology leaders. The event highlighted the Company’s “Results-Oriented & Value-Sharing” operating model, which combines AI technology with operational delivery infrastructure to support enterprise adoption and measurable business outcomes.

●	Entered new verticals including e-commerce and logistics, as well as connected devices and intelligent consumer products. The Company continued deploying industry-specific AI solutions tailored for enterprise customer workflows and operational requirements. Commercial deployments across mortgage lenders and consumer financing companies continued to advance and strengthen the Company’s foothold in Southeast Asia and North America.

●	Entered into a strategic partnership with QuickCEP, a conversational AI and customer engagement platform, in April 2026 to jointly develop a fully managed AI agent solution for global brands and cross-border e-commerce enterprises. The partnership combines Helport AI’s proprietary “AI Labor System” infrastructure with QuickCEP’s omni-channel AI customer service SaaS platform to deliver end-to-end AI workforce solutions. Initial enterprise customers have already been onboarded, and the Company expects the partnership to support accelerated enterprise adoption and revenue generation beginning in fiscal year 2027.

●	Advanced commercialization of the Company’s AI+BPO operating model by integrating AI-driven workflow automation with localized operational delivery teams across Southeast Asia and Latin America. The Company believes this approach supports customer onboarding, accelerates proof-of-concept deployments, and facilitates enterprise adoption across multiple industries.

●	Increased strategic focus on deploying the Company’s “AI Labor System” infrastructure platform, designed to deliver AI workforce solutions for enterprise customers. Management believes this platform approach, which combines enterprise knowledge, AI-driven workflow execution, and performance-based monetization models, will support long-term revenue growth and operational efficiency.

●	Executed a commercial agreement with Hong Kong Start Nine Technology Co., Limited in April 2026 for the deployment of the Company’s HyprX solution, with commercial revenue generation beginning in May 2026.

●	Began generating revenue in May 2026 from a commercial agreement with Dreame Technology Co., Ltd., a consumer electronics company, following the execution of a commercial agreement. The Company provides overseas contact center agent services and AI technical services to Dreame.

●	Commercially launched HyprX for Hardware in June 2026, expanding the Company’s AI Labor platform with a QR-code-based AI agent solution for consumer hardware manufacturers.

Outlook for Second Half Fiscal Year 2026 & Beyond:

●	Revenue Growth & Commercialization: The Company expects continued revenue growth driven by increasing enterprise adoption of its “AI Labor System” infrastructure platform and AI+BPO solutions across core industry verticals, including insurance, mortgage services, consumer finance, e-commerce, and customer engagement operations. Management remains focused on converting pilot programs and proof-of-concept deployments into long-term commercial customer relationships, particularly across North America and Southeast Asia.

●	Enterprise AI Workforce Infrastructure: Following the launch of HyprX and TwinX, the Company intends to expand commercialization of its “AI Labor System” infrastructure platform. Management believes enterprise demand is increasingly shifting toward AI solutions capable of delivering measurable operational results rather than standalone software tools.

●	Strategic Partnerships & Ecosystem Expansion: The Company expects strategic partnerships, including its recently announced collaboration with QuickCEP, to support customer acquisition and expansion into cross-border e-commerce and global brand markets. Management plans to continue pursuing enterprise partnerships and channel relationships designed to accelerate deployment scale and broaden market reach.

●	Global Operations & Multilingual Expansion: The Company plans to further expand its multilingual global delivery network across Southeast Asia and the Americas, supporting enterprise customers through localized language capabilities, compliance frameworks, and operational infrastructure. Management believes this regional expansion strategy supports its ability to serve global customers seeking AI-enabled customer communication solutions.

●	Product Innovation & AI Development: The Company expects to continue investing in AI research and development, including industry-specific knowledge bases, multilingual automation, AI-driven workflow management, digital twin technologies, and autonomous AI agent systems. Management believes continued product innovation will support the Company’s market position across enterprise customer engagement and operational support markets.

●	Operational Efficiency & Margin Improvement: Management remains focused on improving operational efficiency and optimizing cloud infrastructure, AI training costs, and deployment workflows. The Company expects these initiatives to support long-term operational efficiency and improve unit economics as customer deployments and AI-enabled service volumes expand.

Management Commentary

“The first half of fiscal year 2026 marked a transition period for Helport AI as we continued evolving from a traditional AI software provider toward an AI workforce infrastructure platform,” said Guanghai Li, Chief Executive Officer of Helport AI. “During the period, we achieved revenue growth of 7.7% to $17.7 million while expanding our enterprise customer deployments, global operational footprint, and AI product capabilities. Average monthly subscribed seats increased to 37,908, representing an increase of 16.8% period-over-period as customers continued adopting our AI-powered solutions across customer engagement, financial services, business process outsourcing, and enterprise communication workflows.”

“While profitability was impacted by increased investments in research and development, cloud infrastructure, and international expansion, we believe these investments support the Company’s long-term growth objectives. We continued scaling our AI+BPO operating model, expanded our multilingual delivery network across Southeast Asia and Latin America, and opened new operational hubs in Thailand, Mexico, and Indonesia to support increasing enterprise demand for localized AI-enabled service delivery.”

“Operationally, we continued advancing commercialization of our core product suite, including unveiling TwinX and HyprX, core product offerings that we believe will be important in driving future growth and improved margins. We are also increasingly focused on developing what we refer to as our ‘AI Labor System’ infrastructure platform. We believe the enterprise AI market is moving beyond standalone software tools toward AI solutions capable of delivering measurable operational and financial results. Our strategy is designed to help enterprises deploy AI workforce capacity using proprietary knowledge bases, multilingual operational infrastructure, and performance-based delivery models aligned with customer outcomes.”

“Strategic partnerships remain an important part of our growth strategy. During the period, we announced our partnership with QuickCEP to jointly develop fully managed AI agent solutions for global brands and cross-border e-commerce enterprises. We believe this partnership strengthens our position within the rapidly evolving AI-powered customer engagement market and supports future enterprise customer acquisition opportunities.”

“Looking ahead to the second half of fiscal year 2026, we remain focused on expanding enterprise adoption, converting new accounts into stable recurring revenue, and scaling our TwinX and HyprX products across North America and Southeast Asia. We also intend to continue investing in product innovation, deployment automation, multilingual AI capabilities, and operational infrastructure to improve scalability and support long-term margin expansion.”

“We believe our combination of AI labor, operational delivery infrastructure, and outcome-oriented monetization models enables Helport AI to address growing enterprise demand for AI adoption. Our objective remains building AI workforce infrastructure capable of delivering measurable value to enterprise customers while driving sustainable long-term growth for shareholders,” concluded Li.

Financial Review for the Six Months Ended December 31, 2025 and 2024

Revenue

Our revenue increased by approximately US$1.3 million, or 7.7%, from US$16.4 million for the six months ended December 31, 2024 to US$17.7 million for the six months ended December 31, 2025.

Revenue from AI service increased by approximately US$0.6 million, or 3.9%, from US$16.4 million for the six months ended December 31, 2024 to US$17.0 million for the six months ended December 31, 2025. The increase was primarily attributable to growth in our user base, as average monthly subscribed users increased by 16.8% to 37,908 for the six months ended December 31, 2025, compared to 32,468 in the corresponding period of 2024.

Since January 2025, we further expanded our service portfolio with the launch of our AI+BPO service, and for the six months ended December 31, 2025, revenue generated from AI+BPO service was US$0.6 million.

Cost of revenue

Our cost of revenue increased by approximately US$1.2 million, or 15.4%, from US$7.4 million for the six months ended December 31, 2024 to US$8.6 million for the six months ended December 31, 2025.

Cost of revenue related to AI services increased by approximately US$0.8 million, or 9.5%, from US$7.4 million for the six months ended December 31, 2024 to US$8.2 million for the six months ended December 31, 2025. The increase in cost of revenue outpaced revenue growth primarily due to increased amortization of capitalized software development costs. The higher amortization expense reflects our ongoing investments in software development to expand platform capabilities, support industry-specific application scenarios, and facilitate entry into new geographic markets. These investments support the development of tailored solutions for industries such as insurance, mortgage sales, and consumer financing, as well as the localization of our platform for markets including North America and Southeast Asia.

Cost of revenue related to AI+BPO services was US$0.4 million and nil for the six months ended December 31, 2025 and 2024, respectively.

Gross profit and margin

We recorded a gross profit of US$9.1 million and US$9.0 million for the six months ended December 31, 2025 and 2024, respectively. The reduction in gross profit margin from 54.6% to 51.4% was primarily the result of the aforementioned elevated amortization costs associated with software, which we believe are necessary for our future growth and profitability.

Selling and Marketing Expenses

Our selling expenses increased from US$528,746 for the six months ended December 31, 2024 to US$894,016 for the six months ended December 31, 2025, which was mainly due to (i) an increase of US$97,431 in office expenses related to the Philippines branch commencing operations in 2025, which is engaged in AI+BPO services, (ii) an increase in payroll expenses of US$298,720 primarily driven by growth in the number of sales personnel due to the Philippines branch commencing operations in 2025, and partially offset by (iii) a decrease in share-based compensation expense of US$62,800, which reflected the recognition of a one-time share-based compensation expense in the prior period upon achievement of certain performance targets, whereas share-based compensation in the current period is recognized over the applicable service period.

General and administrative expenses

Our general and administrative expenses increased by 27.5% from US$4.6 million for the six months ended December 31, 2024 to US$5.9 million for the six months ended December 31, 2025, which was primarily attributable to (i) an increase of US$2.4 million in credit losses, which was mainly driven by a higher proportion of longer-aged accounts receivable, (ii) an increase of US$0.3 million in payroll expenses resulting from the expansion of the management team’s headcount, (iii) an increase of share-based compensation expense of US$0.3 million, mainly attributable to additional share-based compensation awards granted during the period to core employees, partially offset by (iv) a decrease of US$1.5 million in professional service fees mainly due to reduced advisory expenses after initial public offering, and (v) a decrease of US$0.2 million in insurance expenses.

Research and development expenses

Our research and development expenses increased by US$4.3 million from US$1.4 million for the six months ended December 31, 2024 to US$5.7 million for the six months ended December 31, 2025. The increase was attributable to (i) an increase of US$4.6 million in product development fees, allowing us to better differentiate and diversify our product and service offerings with competitive technologies, (ii) an increase of US$0.2 million in payroll expenses resulting from growth in headcount of research and development personnel, partially offset by (iii) a decrease of US$0.8 million in AI training service fees, as the services previously delivered through third-party outsourcing arrangements are being progressively brought in-house and assumed by our own employees, resulting in the elimination of the related service fees.

Financial expenses, net

Our financial expenses, net decreased from US$312,437 for the six months ended December 31, 2024 to US$45,342 for the six months ended December 31, 2025, which was primarily attributable to a decrease of US$257,985 in foreign exchange loss mainly due to collection of accounts receivable and settlement of accounts payable, and a decrease of US$15,413 in interest expenses accrued for convertible promissory notes, which were automatically converted into the ordinary shares of the Company on August 2, 2024.

Income tax (benefits)/expenses

As a result of our operating loss position for the six months ended December 31, 2025 and income position for the six months ended December 31, 2024, we incurred income tax benefits of US$0.4 million and expenses of US$0.7 million for the six months ended December 31, 2025 and 2024, respectively.

Net (loss)/income

As a result of the foregoing, our net income decreased by US$2.8 million from net income of US$1.1 million for the six months ended December 31, 2024 to a net loss of US$1.7 million for the six months ended December 31, 2025.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements mainly from cash flow from operations and third-party borrowings.

We had a cash balance of US$688,112 and US$152,051 as of December 31, 2025 and June 30, 2025, respectively. Our positive working capital was approximately US$1.6 million and US$4.7 million as of December 31, 2025 and June 30, 2025, respectively. Our liquidity is based on our ability to enhance our operating cash flow position and obtain financing from equity and debt investors to fund our general operations and capital expenditure. Our ability to further enhance our liquidity depends on management’s ability to execute our business plan successfully, which includes optimizing accounts receivable collection and striking a balance between revenue growth and investments in R&D activities.

On October 2, 2025, we entered into a subscription agreement with an investor for an aggregate purchase price of US$500,000. As of December 31, 2025, we had received the full subscription proceeds related to this agreement. On November 15, 2025, we entered into an additional subscription agreement for an aggregate purchase price of approximately US$1,240,000. As of December 31, 2025, we had received US$690,159 of the subscription proceeds under this agreement.

Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending on research and development, our efforts to strengthen our service capabilities, the expansion of our sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow.

Use of Non-GAAP Financial Measures

We consider adjusted net income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. We define adjusted net income for a specific period as net income in the same period excluding share-based compensation expenses and changes in fair value of warrant liabilities.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Accordingly, we believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the six months ended December 31,
	2025	2024
Net (loss)/income	$(1,685,306)	$1,066,894
Add:
Share-based compensation expenses	469,583	223,933
Change in fair value of warrant liabilities	(1,390,543)	336,136
Total	$(2,606,266)	$1,626,963

About Helport AI Limited

Helport AI (NASDAQ: HPAI) is a global AI workforce infrastructure company providing intelligent communication software and services to enterprise clients. Its core asset is the AI Labor System, an industrial-scale platform designed to manufacture, orchestrate, and deliver AI workforce capacity based on measurable business outcomes. Through its AI workforce, Helport AI helps clients drive sales, improve engagement, and reduce costs. The Company’s mission is to transform human expertise into scalable AI labor. Learn more at www.helport.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, HPAI’s proposed business plan and outlook, expectations regarding future revenue growth and commercialization of its “AI Labor System” infrastructure platform and AI+BPO solutions, anticipated expansion of enterprise customer deployments and conversion of pilot programs into long-term commercial relationships, plans to scale its TwinX and HyprX product offerings, expectations regarding strategic partnerships including its collaboration with QuickCEP, plans for global operational expansion across Southeast Asia and the Americas, anticipated investments in research and development including industry-specific knowledge bases, multilingual automation, digital twin technologies, and autonomous AI agent systems, expectations regarding operational efficiency and margin improvement, and anticipated future capital requirements and potential financing activities. These forward-looking statements involve known and unknown risks and uncertainties and are based on HPAI’s current expectations and projections about future events that HPAI believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions, although not all forward-looking statements contain these identifying words. HPAI undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although HPAI believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and HPAI cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in HPAI’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Helport AI Limited

Ethan Devine

Investor Relations Director

Email: ethan.devine@helport.ai